SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 12, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 11, 2004 announcing STMicroelectronics' redemption of all outstanding Liquid Yield Option™ Notes.

PR No. 1538H

STMicroelectronics Announces Redemption
of all Outstanding Liquid Yield Option™ Notes (“LYONs”)

Geneva, October 11, 2004 - STMicroelectronics (NYSE: STM) announced that the Company will redeem all of its remaining outstanding Liquid Yield Option™ Notes (“LYONs”) on November 12, 2004 at a redemption price equal to $888.96 per $1,000 principal amount. The redemption price is comprised of $784.84 principal amount at issuance plus the accrued original issue discount calculated through the date of the redemption of $104.12.

The residual nominal amount of the currently outstanding LYONs is $8,103,000 or 0.9% of the initial total amount of LYONs issued. Unless the Company defaults on payment of the redemption price, the original issue discount on the remaining outstanding LYONs, if any, will cease to accrue on and after November 12, 2004, the redemption date. The LYONs may continue to be converted at any time before the close of business on November 12, 2004. Today’s applicable conversion rate is 26.292 ST common shares per $1,000 principal amount. Based on the amount outstanding, if all the remaining holders of the LYONs choose to convert their LYONs into common shares before November 12, 2004, 213,044 ST common shares would be issued.

A notice of redemption is being mailed to all registered holders of the LYONs.

To redeem the LYONs, or receive further information concerning this redemption, please contact:

Trustee, New York Registrar, New York Paying and Conversion Agent:	Paris Paying and Conversion Agent:	Dutch Registrar:
The Bank of New York 101 Barclay Street Floor 21 West New York, New York 10286	BNP Paribas Securities Services c/o GIS Emetteur Les Collines de l'Arche Paris La Defense Cedex 09 France 75450	Netherlands Management Company B.V. Locatellikade 1 Parnassustoren 1076 AZ Amsterdam, The Netherlands

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 12, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosure: A press release dated October 11, 2004 announcing STMicroelectronics' redemption of all outstanding Liquid Yield Option™ Notes.